Yo-Health Inc.	7551 Shelby St
3rd FL
Indianapolis, IN 46227

October 18, 2023

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:Charles Eastman

Jean Yu

Re: Yo-Health Inc.

Form 8-K 4.02 filed October 13, 2023

File No. 000-56521

Dear Sir or Madam:

Yo-Health Inc. (the “Company”) is filing an amendment (the “Amendment”) to its Form 8-K in response to your recent review letter addressed to Peter Thawnghmung, Chief Executive Officer of the Company, dated October 17, 2023 (the “SEC Letter”). This response letter, along with the Amendment, addresses the concerns you have expressed.

Form 8-K 4.02 filed October 13, 2023

General

1. Please revise your disclosure to include a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the registrant’s independent accountant the matters disclosed in the filing pursuant to Item 4.02(a)(3). Please note that you must respond in writing to the comment in this letter. Merely filing an amendment to your Form 8-K is not an adequate response.

We have revised the disclosure in the Amendment to include the fact that the Company does not have an Audit Committee and the officers of the Company discussed the relevant errors in detail with our independent accounting firm who reviewed our restatement.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Peter Thawnghmung

Peter Thawngmung